Exhibit 99.1

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in US$, except for number of shares)

	As of
	September 30,	March 31,
	2022	2022
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	$22,544,893	$23,834,125
Accounts receivable, net	140,112	252,215
Prepayments	415,036	1,671,750
Advance for investment	1,840,897	1,732,775
Amounts due from a related party	59,157	—
Deferred tax assets	365,930	—
Other receivables	29,362	33,059
Total current assets	25,395,387	27,523,924
Non-current assets
Long-term investment	13,273,361	14,956,443
Goodwill	4,168,219	4,581,112
Property and equipment, net	7,610,476	10,699,010
Intangible assets, net	10,530,838	15,332,396
Operating Right-of-use asset, net	164,566	—
Total non-current assets	35,747,460	45,568,961
TOTAL ASSETS	$61,142,847	$73,092,885
LIABILITIES
Current liabilities
Accounts payable	$47,793	$77,266
Taxes payable	164,855	127,645
Amounts due to a related party	39,639	46,649
Accrued expenses	1,537,511	861,550
Deferred revenue-current	3,193,145	6,864,731
Deferred tax liabilities	31,334	38,744
Operating Lease Liability-current	163,403	—
Total current liabilities	5,177,680	8,016,585
Non-current liabilities
Long-term loans	13,241,558	14,809,302
Deferred revenue-noncurrent	3,320	3,713
Operating Lease Liability-noncurrent	57,852	—
Total non-current liabilities	13,302,730	14,813,015
TOTAL LIABILITIES	$18,480,410	$22,829,600
COMMITMENTS AND CONTINGENCIES	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 14,900,000 and 14,900,000 shares issued and outstanding as of 30 September, 2022 and 31 March, 2022, respectively	2,980	2,980
Additional paid-in capital	18,055,407	18,055,407
Statutory reserve	745,590	745,590
Retained Earning	26,034,769	29,018,885
Accumulated other comprehensive income	(2,176,309)	2,440,423
TOTAL SHAREHOLDERS’ EQUITY	42,662,437	50,263,285
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$61,142,847	$73,092,885

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in US$, except for number of shares)

	For the six months ended September 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenue	$7,294,700	$11,851,792
Cost of revenue	(7,336,425)	(8,255,007)
Gross income	(41,725)	3,596,785

Operating expenses:
Selling and marketing expenses	(278,988)	(720,191)
General and administrative expenses	(1,862,404)	(2,293,011)
Total operating expenses	(2,141,392)	(3,013,202)
Income from operations	(2,183,117)	583,583
Interest income	36,166	31,237
Interest expense	(416,539)	—
Investment loss	(104,354)	(1,897)
Government grant	275	493
Foreign currency exchange loss	(323,046)	(48,819)
Loss on disposals of equipment	—	(54,147)
Other expenses, net	(1,613)	(2,147)
Income before income taxes	(2,992,228)	508,303
Income tax benefits / (expense)	8,112	(551,667)
Net loss	$(2,984,116)	$(43,364)
Other comprehensive income/(loss):
Foreign currency translation adjustment	(4,616,732)	529,906
Total comprehensive income	(7,600,848)	486,542
Net earnings per ordinary share, basic and diluted	$(0.20)	$0.00
Weighted average number of ordinary shares, basic and diluted	14,900,000	12,475,410

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

(Amounts in US$, except for number of shares)

						Accumulated
			Additional			other
	Number of	Common	paid-in	Statutory	Retained	comprehensive
	Shares	stock	capital	reserve	Earning	(loss)/income	Total
Balance as of March 31, 2022	14,900,000	$2,980	$18,055,407	$745,590	$29,018,885	$2,440,423	$50,263,285
Net loss for the period	—	—	—	—	(2,984,116)	—	(2,984,116)
Foreign currency translation adjustment	—	—	—	—	—	(4,616,732)	(4,616,732)
Balance as of September 30, 2022	14,900,000	$2,980	$18,055,407	$745,590	$26,034,769	$(2,176,309)	$42,662,437
Balance as of March 31, 2021	12,000,000	$2,400	$13,415,987	$745,590	$30,419,177	$982,018	$45,565,172
Net loss for the period	—	—	—	—	(43,364)	—	(43,364)
Appropriation to statutory reserve	—	—	—	733	(733)	—	—
Issuance of ordinary shares for business combination	2,900,000	580	4,639,420	—	—	—	4,640,000
Foreign currency translation adjustment	—	—	—	—	—	529,906	529,906
Balance as of September 30, 2021	14,900,000	$2,980	$18,055,407	$746,323	30,375,080	$1,511,924	$50,691,714

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts in US$)

	For the six months ended September 30,
	2022	2021
Cash Flows from Operating Activities
Net loss	$(2,984,116)	$(43,364)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	2,045,964	2,051,081
Amortization of intangible assets	3,327,665	3,948,391
Loss from long-term investment	104,354	1,897
Loss on disposals of equipment	—	54,147
Interests expense	416,674	—
Changes in operating assets and liabilities:
Accounts receivables, net	112,103	33,734
Prepayments and other current assets	1,270,137	(1,118,873)
Other receivables	3,697	(19,296)
Amounts due from a related party	(59,157)	—
Deferred tax assets	(365,930)	—
Long-term prepayments and other non-current assets	—	28,406
Accounts payable	(29,473)	8,412
Amounts due to a related party	(7,010)	(251,273)
Operating Right-of-use asset	55,119	—
Deferred revenue	(3,671,586)	(2,552,387)
Accrued expenses	300,820	(220,164)
Taxes payable	37,210	(154,248)
Deferred tax liabilities	(4,184)	(730)
Operating Lease Liability	3,995	—
Net cash generated from operating activities	556,282	1,765,733

Cash flows from investing activities
Purchase of property and equipment	—	(653,189)
Purchase of intangible assets	—	(209,469)
Proceed from redemption of financial assets held for trading	—	5,563,191
Investment in privately held company	(304,981)	(308,385)
Cash acquired from business combination	—	50,229
Proceed from disposal of equipment	—	4,650
Net cash generated from/(used in) investing activities	$(304,981)	$4,447,027

Cash flows from financing activities
Net cash generated from financing activities	$—	$—
Effects of foreign currency translation	(1,540,533)	46,239

Net increase in cash and cash equivalents	(1,289,232)	6,258,999
Cash and cash equivalents at beginning of period	23,834,125	17,453,360
Cash and cash equivalents at end of period	$22,544,893	$23,712,359

Supplemental disclosures of cash flow information
Cash paid for income taxes	$—	$687,877
Non cash transactions
Issuance of ordinary shares for business combination	$—	$4,640,000

The accompanying notes are an integral part of these consolidated financial statements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.Organization and basis of financial statements

Skillful Craftsman Education Technology Limited (“the Company”) is an exempted company incorporated under the laws of Cayman Islands on June 14, 2019. The Company through its consolidated subsidiaries, variable interest entities (the “VIEs”) (collectively, the “Group”) are principally engaged in the operation of vocational online education and technology services in the People’s Republic of China (the “PRC”). Due to the PRC legal restrictions on foreign ownership and investment in the education business, the Company conducts its primary business operations through its VIEs.

In preparation of its initial public offering in the United States, the Company completed a reorganization in 2019 whereby the Company became the ultimate parent entity of its subsidiaries and consolidated VIEs. As part of the reorganization, the business operations of the consolidated subsidiaries and VIEs were transferred to the Company. In return, the Company issued 7,740,000 ordinary shares and 1,800,000 ordinary shares to Mr. Gao Xiaofeng and Mr. Hua Lugang (“the Founders”), respectively (“the Reorganization”). On September 1, 2021, the Company acquired 100% of Shenzhen Jisen Information Tech Limited (“Jisen Information”) for a consideration of 2,900,000 newly issued ordinary shares, valued at $1.60 per share. On June 6, 2022, Craftsman Wuxi acquired 100% of Jisen Information for a consideration of $1,408,490 (RMB10,000,000) from Wuxi Wangdao.

As the Company, its subsidiaries and VIEs are all under the control of the Founders, the Reorganization was accounted for as a transaction under common control in a manner similar to a pooling of interests. Therefore, the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. Furthermore, ordinary shares were recorded on their issuance dates and presented on a retroactive basis.

Details of the Company’s subsidiaries and the VIEs were as follows:

			Percentage
			of direct or
			indirect
			ownership
	Date of	Place of	by the
Name of Entity	incorporation	incorporation	Company	Principal activities
Subsidiaries:			Direct
Easy Skills Technology Limited (“Hong Kong ES”)	December 24, 2018	HK	100%	Holding company
Skillful Craftsman Network Technology (Wuxi) Co., Ltd. (“WOFE” or “Craftsman Wuxi”)	January 16, 2019	PRC	100%	Investment holding
Shenzhen Jisen Information Tech Limited (“Jisen Information”)	December 8, 2014	PRC	100%	Financial education and services
VIE:			Indirect
Wuxi Kingway Technology Co., Ltd. ( “Wuxi Wangdao”)	June 6, 2013	PRC	100%	Vocational online education and technology services

The Company established Hong Kong ES in December 2018 as its intermediary holding company. In January 2019, as part of the Reorganization described above, Hong Kong ES established WOFE in PRC and held all of the equity interest in the WOFE. In July 2019, WOFE entered into a series of contractual arrangements with the VIEs and their shareholders as described below.

Contractual Arrangements

PRC laws and regulations stipulate that the foreign investment in China is restricted with regards to the provision of value-added telecommunication services and internet audio-visual program services. The operation of such businesses requires that the company holds the ICP license (Internet Content Provider), which shall only be held by domestic companies. The Group’s offshore holding company is not a domestic company under the PRC laws, thus not being qualified to hold ICP license.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Accordingly, the Group’s offshore holding companies are not allowed to directly engage in the vocational online education and technology services business in China. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIEs. Despite the lack of technical majority ownership, the Company has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”) and a quasi-parent-subsidiary relationship exists between the Company and the VIEs. The equity interests of the VIEs are legally held by PRC individuals (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIEs effectively assign all their voting rights underlying their equity interests in the VIEs to the WOFE, and therefore, the WOFE has the power to direct the activities of the VIEs that most significantly impact its economic performance. The WOFE also has the right to receive economic benefits and obligations to absorb losses from the VIEs that potentially could be significant to the VIEs. Based on the above, the Company consolidates the VIEs through its subsidiary in accordance with SEC Regulation SX-3A-02 and ASC810-10, Consolidation: Overall.

The following is a summary of the contractual agreements:

Exclusive Business Cooperation Agreements

Under the Exclusive Business Cooperation Agreements between WOFE and Wuxi Wangdao, dated July 17, 2019, WOFE has the exclusive right to provide Wuxi Wangdao with business support, technical support and consulting services related to its business operations in return for certain fees. Without WOFE’s prior written consent, Wuxi Wangdao may not accept any services subject to these agreements from any third party. The parties shall determine the service fees to be charged to Wuxi Wangdao under these agreements by considering, among other things, the complexity of the services, the time that may be spent for providing such services and the commercial value and specific content of the service provided. WOFE owns the intellectual property rights developed by either WOFE or Wuxi Wangdao in the performance of these agreements. These agreements became effective upon execution and will remain effective until terminated by WOFE.

Equity Interest Pledge Agreements

Under the Equity Interest Pledge Agreement, each of the shareholders pledged all of their equity interest in Wuxi Wangdao to WOFE so as to secure their obligations under the Equity Interest Pledge Agreement, the Exclusive Business Cooperation Agreement and the Authorization Agreement. If the shareholders of Wuxi Wangdao breach their respective contractual obligations, WOFE, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interest. Pursuant to the agreement, the shareholders of Wuxi Wangdao shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Wuxi Wangdao without prior written consent of WOFE. The equity pledge right held by WOFE will be terminated upon the fulfillment of all contract obligations and the full payment of all secured indebtedness by the Nominee Shareholders and Wuxi Wangdao.

Exclusive Purchasing Right Agreement

Under the Exclusive Purchasing Right Agreement among WOFE, Wuxi Wangdao, and its Nominee Shareholders, dated July 17, 2019, the Nominee Shareholders irrevocably granted WOFE or any third party designated by WOFE an exclusive purchasing right to purchase all or part of their equity interests in Wuxi Wangdao; provided that if the lowest price is permitted by applicable PRC laws, then that price shall apply. The Nominee Shareholders further agreed that they will neither create any pledge or encumbrance on their equity interests in Wuxi Wangdao, nor transfer, gift nor otherwise dispose of its equity interests in Wuxi Wangdao to any person other than WOFE or its designated third party. The Nominee Shareholders and Wuxi Wangdao agreed that they will operate the businesses in the ordinary course and maintain the asset value of Wuxi Wangdao and refrain from any actions or omissions that may affect their operating status and asset value. Furthermore, without WOFE’s prior written consent, the shareholders and Wuxi Wangdao agreed not to, among other things: amend the articles of association of Wuxi Wangdao; increase or decrease the registered capital of Wuxi Wangdao; sell, transfer, mortgage or dispose of in any manner any assets of Wuxi Wangdao or legal or beneficial interest in the business or revenues of Wuxi Wangdao; enter into any major contracts, except for contracts in the ordinary course of business (a contract with a price exceeding 100,000 shall be deemed a major contract); merge, consolidate with, acquire or invest in any person, or provide any loans; or distribute dividends.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Authorization Agreement

Under the Authorization Agreement, the Nominee Shareholders of Wuxi Wangdao authorized WOFE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association of Wuxi Wangdao, including but not limited to the sale or transfer or pledge or disposition of shares held by the shareholders of Wuxi Wangdao in part or in whole; and (c) designating and appointing the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Wuxi Wangdao on behalf of the shareholders of Wuxi Wangdao.

Letter of Consent

Pursuant to the Letter of Consent executed by the spouses of the Nominee Shareholders of the VIEs, the signing spouses unconditionally and irrevocably agreed that the equity interest in the VIEs held by and registered in the name of their spouses, the Nominee Shareholders of Wuxi Wangdao, be disposed of in accordance with the Exclusive Purchasing Right Agreement,  the equity interest pledge agreement and the authorization agreement described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIEs held by their spouses. In addition, in the event that the signing spouses obtains any equity interest in the VIEs held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

Risks in Relation to the VIE Structure

Based on the opinion of the Company’s PRC legal counsel, (i) the ownership structure of the Group, including its subsidiaries in the PRC and VIEs are not in violation with any applicable PRC laws and regulations; and (ii) each of the Contractual Agreements among the WOFE, the VIEs and the Nominee Shareholders governed by PRC laws, are legal, valid and binding, enforceable against such parties.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WOFE or any of its current or future VIEs are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs.

The Group’s business has been directly operated by the VIEs. For the six months ended September 30, 2022 and 2021, the VIEs contributed 92% and 100% of the Group’s consolidated revenues, respectively. As of September 30, 2022 and March 31, 2022, the VIEs accounted for an aggregate of 87% and 86%, respectively, of the consolidated total assets, and 95% and 90%, respectively, of the consolidated total liabilities. The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements:

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in US$)

	As of
	September 30, 2022	March 31, 2022
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$20,289,363	$20,651,502
Accounts receivable, net	20,902	252,215
Prepayments and other current assets	131,155	466,846
Deferred expenses	249,428	1,101,761
Amounts due from related parties	1,209,443	1,589,182
Deferred tax asset	365,930	—
Total current assets	22,266,221	24,061,506
Non-current assets:
Long-term investment	13,039,173	14,673,898
Goodwill	—	4,581,112
Property and equipment, net	7,528,982	10,597,581
Intangible assets, net	10,249,238	15,143,366
Total non-current assets	30,817,393	44,995,957
TOTAL ASSETS	$53,083,614	$69,057,463
Current liabilities:
Accounts payable	$47,793	$77,266
Taxes payable	15,367	127,645
Employee benefits payable	48,833	96,838
Deferred revenue-current	3,193,141	6,864,731
Other payables	222,909	5,104,380
Interest payable	594,238	—
Related party payables	—	44,107
Deferred tax liabilities	—	38,744
Total current liabilities:	4,122,281	12,353,711
Non-current liabilities:
Long-term loans	13,241,558	14,809,302
Deferred revenue-noncurrent	—	3,713
Total non-current liabilities	13,241,558	14,813,015
TOTAL LIABILITIES	$17,363,839	$27,166,726

	For the six months ended September 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenue	$6,721,036	$11,851,792
Net (loss) / income	$(1,533,605)	$1,640,698

	For the six months ended September 30,
	2022	2021
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$1,586,763	$4,630,397
Net cash used in investing activities	(5,526)	(598,310)
Net cash provided by financing activities	—	—
Effects of exchange rate changes on cash	(1,943,377)	21,468
Net cash inflow	$(362,140)	$4,053,555

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

There are no consolidated VIEs’ assets that are pledged or collateralized for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of their statutory reserves and its share capital, to the Company in the form of loans and advances or cash dividends. As the VIEs are incorporated as a limited liability company under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. There were no other pledges or collateralization of the VIEs’ assets.

2.Summary of Significant Accounting Policies

a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIE. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE have been eliminated upon consolidation.

c)	Use of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayments, and other receivables, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. Actual results could differ from those estimates.

d)	Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

ASC 805 establishes a measurement period to provide the Company with a reasonable amount of time to obtain the information necessary to identify and measure various items in a business combination and cannot extend beyond one year from the acquisition date.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability, it is subsequently remeasured at fair value at each reporting date with changes in fair value reflected in earnings.

e)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Group considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Group maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

f)	Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Group usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Group considers there is no allowance for doubtful accounts for the six month periods ended September 31, 2022 and 2021.

g)	Long-term investment

Long-term investments represent the Group’s investment in privately held company. The Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive income/(loss) after the date of acquisition.

h)Property and equipment, net

Property and equipment are recorded at cost including the cost of improvements less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation and amortization are provided on the straight-line method based on the estimated useful lives of the assets as follows:

Server hardware	5 years
Vehicles	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income in other income or expenses.

Direct costs that are related to the construction of property and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

i)	Intangible assets, net

Intangible assets with definite lives are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives, which are as follows:

Software	5 years
Courseware	5 years
Copyrights	5 years

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

j)	Lease

Leases are classified at lease commencement date as either a finance lease or an operating lease. A lease is a finance lease if it meets any of the following criteria: (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term. (b) the lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise, (c) the lease term is for the major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset or (e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the foregoing criteria is met, the lease shall be classified as an operating lease.

For a lessee, a lease is recognized as a right-of-use asset with a corresponding liability at lease commencement date. The lease liability is calculated at the present value of the lease payments not yet paid by using the lease term and discount rate determined at lease commencement. The right-of-use asset is calculated as the lease liability, increased by any initial direct costs and prepaid lease payments, reduced by any lease incentives received before lease commencement. The right-of-use asset itself is amortized on a straight-line basis unless another systematic method better reflects how the underlying asset will be used by and benefits the lessee over the lease term.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The amendments in this ASU require an entity to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures about leasing arrangements. The Company adopted ASC 842, effective as of the beginning of the first period presented, by using a modified retrospective transition approach in the accompanying financial statements of the Company. The adoption of this standard had an immaterial impact on the Company’s financial position, with no material impact on the results of operations and cash flows.

The Company’s accounting policy is to recognize lease payments as rental expense for short-term leases less than 12 months and operating lease over 12 months on a straight-line basis. During the six months ended September 30, 2022 and 2021, the Company’s recognized rental expenses amounted $105,522 and $44,221, respectively, pertaining to short-term leases.

k)	Impairment of long-lived assets

The Group evaluates its long-lived assets with finite lives for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment by comparing carrying amount of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the long-lived assets over their fair value. There was no impairment of long-lived assets for the six months ended September 30, 2022 and 2021.

l)	Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.
●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, prepayments, other receivables, accounts payable and other payable approximate the fair value of the respective assets and liabilities as of September 30, 2022 and March 31, 2022 owing to their short-term nature or present value of the assets and liabilities.

m)	Revenue recognition

The Group has adopted Accounting Standards Codification Topic 606, “Revenue from Contracts with Customers” (“ASC 606”) effective as of April 1, 2018. The Group has chosen to use the full retrospective transition method, under which it is required to revise its consolidated financial statements for the year ended March 31, 2017, as if ASC 606 had been effective for those periods. Under ASC 606, the Group recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration which the Group expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Group performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Group applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer.

The Group’s revenue is principally derived from the rendering of education services as principal to the members through an online education platform. The online education services currently comprise of two aspects: online vocational training and virtual simulation experimental training. Students that sign up for the online vocational training can log into the platform and access pre-recorded courses in the areas of their professional development. Virtual simulation technology training offers college students the opportunity to conduct experiments in a virtual environment as part of their curricula. For VIP members who have access to all platforms except virtual simulation experimental training, the Group charges a flat annual fee of RMB100 per member. For VIP members who signed up between July 2018 and March 2019 enjoy the sales promotion of extending the membership period from one year to two years. For SVIP members who have access to all platforms including virtual simulation experimental training, the Group charges a flat fee of RMB300 per member per quarter. In response to the outbreak of the COVID-19 in China, all courseware of the Company was free of charge during February 1, 2020 to February 29, 2020, and the membership period of the existing paying-members was automatically extended for one month. During the quarter from April to June 2020, the company had a promotion campaign for the new registered VIP members and SVIP members: for new VIP members, they gained a two-years membership which normally be only one-year; for new SVIP members, they gained a six-months membership which normally be only three-months.

The membership services mainly provide access to online education services, which are accounted for as a single performance obligation as the membership services are highly integrated. These service fees are collected in lump-sum for a specific contracted service period when the service contract is signed and the revenues are recognized proportionally over the time throughout service period, as the Group concluded that the membership service represents a stand ready obligation to provide the services while the member simultaneously receives and consumes the benefits of such services throughout the contract period. Deferred revenue refers to the remaining unamortized amount of membership fee that online members paid in advance.

The Group also generates revenue from technology services including software development as well as comprehensive cloud services for private companies, academic institutions and government agencies in PRC, which is recognized proportionally over the time throughout the service period.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Contract balances

The following table provides information about the Group’s contract liabilities arising from contract with customers. The increase in contract liabilities primarily resulted from the Group’s business growth.

	As of
	September 30, 2022	March 31, 2022
	(Unaudited)	(Audited)
Deferred revenue-current	$3,193,145	$6,864,731
Deferred revenue-non-current	3,320	3,713
Total	$3,196,465	$6,868,444

	For the six months ended September 30,
	2022	2021
Revenue recognized from deferred revenue balance	$6,420,621	$11,015,146

Deferred revenue primarily consists of membership fee received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once the criteria for revenue recognition have been met.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of September 30, 2022, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to $3,193,145. The Group expects to recognize revenue of $3,193,145 related the remaining performance obligations over the next 12 months.

n)	Cost of revenue

Cost of revenue is mainly composed of copyright fees and related expenses for courseware and content development, website maintenance and information technology technicians and other employees, depreciation and amortization expenses, server management and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses.

o)	Employee benefit expenses

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits and housing funds through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of $71,742 and $57,619 for the six month periods ended September 30, 2022 and 2021, respectively.

p)Selling and marketing expenses

Selling and marketing are expensed as incurred in accordance with ASC 720-35. Among these, advertising and promotion costs were $177,532 and $373,535 for the six month periods ended September 31, 2022 and 2021, respectively.

q)Research and development expenses

Research and development expenses consist of compensation and benefit expenses to the technology development personnel. Research and development expenses are primarily incurred in the development of new features and general improvement of the technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Group’s services. No research and development expenses were capitalized for all years presented as the Group has not met all of the necessary capitalization requirements.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

r)	Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of income as income tax expense.

s)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from the rendering of education services to the members through online education platform. The Group records revenue net of output VAT. This output VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of tax payable on the consolidated balance sheets.

The Group is subject to VAT at the rate of 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

t)	Ordinary Shares

The Company accounts for repurchased ordinary shares under the cost method and include such treasury shares as a component of the common shareholders’ equity. Cancellation of treasury shares is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings. On April 22, 2020, initial shareholders of the Company approved a consolidation and increase of share capital such that the authorized share capital of the Company consists of $75,000 divided into 500,000,000 ordinary shares of $0.00015 par value each, resulting in an aggregate of 12,000,000 ordinary shares outstanding. On May 29, 2020, the shareholders approved a consolidation and increase of share capital such that the authorized share capital of the company consists of $100,000 divided into 500,000,000 ordinary shares of $0.0002 par value each, resulting in an aggregate of 9,000,000 ordinary shares outstanding. On July 27, 2020, the Company closed its initial public offering of 3,000,000 ordinary shares, US$0.0002 par value per share at an offering price of $5.00 per share, resulting in an aggregate of 12,000,000 ordinary shares outstanding. On September 1, 2021, the Company issued 2,900,000 new ordinary shares, resulting in an aggregate of 14,900,000 ordinary shares outstanding. Unless otherwise noted, all share and per share information has been adjusted to retroactively show the effect of the stock consolidation.

u)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

v)	Statutory reserves

The Company’s PRC subsidiaries are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

w)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as Net profit divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

x)	Foreign currency translation

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars as presentational currency. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	September 30, 2022	March 31, 2022	September 30, 2021
Year-end spot rate	US$1= 7.0998 RMB	US$1= 6.3482 RMB	US$1=6.4854 RMB
Average rate	US$1= 6.7873 RMB	US$1= 6.4083 RMB	US$1=6.4515 RMB

y)	Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in shareholders’ equity during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

z)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group has only one reportable segment since the Group does not distinguish revenues, costs and expenses by operating segments in its internal reporting, and reports costs and expenses by nature as a whole. The Group’s CODM, who has been identified as the CEO, reviews the consolidated results when making decisions about

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

allocating resources and assessing performance of the Group as a whole. As the Group generates all of its revenue in the PRC, no geographical segments are presented.

aa)	Concentration of risks

Exchange Rate Risks

The Company’s Chinese subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of September 30, 2022 and March 31, 2022, the RMB denominated cash and cash equivalents amounted to $20,979,642 and $21,206,372 respectively.

Currency Convertibility Risks

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Group to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which stated on the consolidated balance sheets represented the Group’s maximum exposure. The Group places its cash and cash equivalents in good credit quality financial institutions in China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Group performs ongoing credit evaluations of customers’ financial condition.

ab)	Risks and uncertainties

The operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Group has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

ac)	Recently announced accounting standards

The Group considers the applicability and impact of all accounting standards updates (“ASU”). Management periodically reviews new accounting standards that are issued.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for the year ending March 31, 2025 and interim reporting periods during the year ending March 31, 2025. Early adoption is permitted.

The Group does not believe recently issued but not yet effective accounting standards would have a material effect on the consolidated financial position, statements of operations and cash flows.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ad)	Recently adopted accounting standards

In January 2020, the FASB issued ASU 2020-01, “Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) — Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)”, which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825 “Financial Instruments”. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective prospectively for the Company for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. The Company adopted the accounting standard in October 2022. The adoption of the new guidance did not have a material impact on the Group’s consolidated statement of financial statement.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which simplifies various aspects related to accounting for income taxes. ASU 2019-12 removes certain exception to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. The new guidance is effective for us for the year ending March 31, 2022 and interim reporting periods during the year ending March 31, 2022. The Company adopted the accounting standard in October 2022. The adoption of the new guidance did not have a material impact on the Group’s consolidated statement of financial statement.

3.Business Combination

On September 1, 2021, Wuxi Wangdao acquired 100% equity interest of Jisen Information, for a consideration of 2,900,000 newly issued ordinary shares from the Group. The ordinary shares were registered on September 1, 2021, valued at $1.60 per share. On June 6, 2022, Craftsman Wuxi acquired 100% of Jisen Information for a consideration of $1,408,490 (RMB10,000,000) from Wuxi Wangdao. Craftsman Wuxi accounted for this transfer at carrying value, and since this was an intercompany transaction, there’s no influence on the consolidated statements.

The Group engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed and intangible assets identified as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were computer software copyrights, which have an estimated useful life of approximately 5 years. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the consideration was based on closing market price of the Company’s common share on the acquisition date.

The allocation of the purchase price is as follows:

Amount
USD
Fair value of total consideration transferred:
Equity instrument (2.9 million common shares issued)	4,640,000
Cash acquired from business combination	(50,427)
Subtotal	4,589,573
Recognized amounts of identifiable assets acquired and liability assumed:
Current assets	17,152
Intangible asset - computer software copyrights	175,854
Current liabilities	(140,581)
Deferred tax liabilities	(43,964)
Total identifiable net assets	8,461
Goodwill*	4,581,112
*The goodwill generated from the expected synergies from the cooperation of promoting the national pilot project of Education Certificate and Several Vocational Skill Level Certificates. Jisen Information develops trading simulators, invests in cloud education

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

curriculum system and customized data analysis platform. Jisen Information’s cloud education technology architecture system provides important complement to Company’s existing technology platform. With Jisen Information’s research and develop ability, the Company expects to lower the cost in platform construction and maintenance. Also, Jisen Information has established cooperation with five Chinese colleges and universities such as Anhui Normal University, Anhui University of Engineering and Anhui Business College. The Company gained potential customer resources from the business acquisition.

The goodwill is not deductible for tax purposes.

The business combination accounting completed for all assets and liabilities acquired on the acquisition date and there’s no change in the fair value of net assets as of August 31, 2022, except the influence of foreign exchange rate. Thus, there’s no indicators of impairment in the goodwill.

4.Cash and cash equivalents

Cash and cash equivalents consisted of the following:

	As of
	September 30, 2022	March 31, 2022
Cash on hand	$384	$429
Bank balances	22,544,298	23,833,460
Other monetary funds	211	236
Total	$22,544,893	$23,834,125

5.Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of
	September 30, 2022	March 31, 2022
Accounts receivable, gross	$140,112	$252,215
Less: allowance for doubtful accounts	—	—
Accounts receivable, net	$140,112	$252,215

6.Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of
	September 30, 2022	March 31, 2022
Prepaid service fees	$415,036	$1,309,069
Prepaid insurance fee	—	44,519
Prepaid income tax expenses	—	318,162
Total	$415,036	$1,671,750

Prepaid service fees consist of prepayment of telecommunications service fee and resource usage fee to colleges and universities in order to access the online course resources of these institutions. The prepayments are generally short-term in nature and are amortized over the related service period.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7.Advance for investment

Advance for investment consisted of the following:

	As of
	September	March 31,
	30, 2022	2022
Advance for investment(1)	$1,840,897	$1,732,775
Total	$1,840,897	$1,732,775

(1)Advance for investment: The Group made a down payment of $1.7 million (RMB 11,000,000) and $0.3 million (RMB 2,070,000) to the shareholder of Wuxi Talent Home Information Technology Co. Ltd., (“Wuxi Talent”) for the purpose of 100% share purchase and long-term investment on March 7, 2022 and April 8, 2022, respectively. However, by September 30th, 2022, the company still has not paid the left $0.3 million (RMB 1,930,000) and the agreed 791,667 ordinary shares of EDTK to the shareholder of Wuxi Talent, and has not assigned their own management and financial staff to Wuxi Talent, so the control of Wuxi Talent was not transferred to the Company yet. Therefore, the payment at the amount of $1,840,897 (RMB13,070,000) is a deposit towards the future purchase.

8.Other receivables

	As of
	September 30,	March 31,
	2022	2022
Amount due from third parties	4,934	33,059
Others (1)	24,428	—
Total	$29,362	$33,059
(1)	Others mainly includes the VAT payable.

9.Long-term investment

Long-term investment consists of investment in privately held company. The following table sets forth the changes in the Group’s Long-term investment:

	Investment-1	Investment-2	Total
	USD	USD	USD
Balance as of March 31, 2022	282,545	14,673,898	14,956,443
Investments made	—	—	—
Share of Loss of Equity method investees	(19,296)	(85,058)	(104,354)
Foreign currency translation adjustments	(29,061)	(1,549,667)	(1,578,728)
Balance as of September 30, 2022	234,188	13,039,173	13,273,361

Investment-1: In August 2021, the Group entered an agreement with Fu Zhi Zhong He (Beijing) Health Technology Co., Ltd., Changsha Tangshi Yipai Medical Technology Co., Ltd., and Yaping Zhou to establish a joint venture of Hunan Medical Star Technology Co., Ltd. (“Medical Star”) in China to develop the learning platform of traditional Chinese medical science and cultivate a group of talents with integrated traditional Chinese and Western medicine knowledge. The Group invested in Medical Star through purchase of its ordinary shares, with a total cash consideration of $281,698 (RMB2,000,000) to obtain 20% shareholding interests.

Medical Star has 7 directors in its board. According to the agreement, the Company has the right to appoint 3 directors in the board of Medical Star, thus it has 43% voting power in the investee and has a significant influence over the operating and financial policies of Medical Star.

The company incurred a loss of $19,296 from Medical Star for the six months ended September 30, 2022. The loss in Investment 1 is estimated to be temporary, thus the Company didn’t recognize any impairment over Investment 1.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Investment-2: In January 2022, the Group reached an agreement with China Agriculture Industry Development Foundation Co., Ltd., to purchase its 3% share of Fujian Pingtan Ocean Fishery Group Co., Ltd. (“Fujian Fishery”), with a total consideration of $13,241,558 (RMB94,012,410).

Fujian Fishery has 5 directors in its board. According to the shareholders minute, the Company has the right to appoint 1 director to the board of Fujian Fishery, thus it has 20% voting power in the investee and has a significant influence over the operating and financial policies of Fujian Fishery.

The Company incurred a loss of $85,058 from Fujian Fishery for the six months ended September 30, 2022. The loss in Investment 2 is estimated to be temporary, thus the Company didn’t recognize any impairment over Investment 2.

10.Goodwill

Changes in the carrying amount of goodwill as of September 30, 2022 were as follows:

				Foreign currency	Balance as of
	Balance as of			translation	September 30,
	March 31, 2022	Additions	Impairment	adjustments	2022
Jisen	4,581,112	—	—	(412,893)	4,168,219
Total	4,581,112	—	—	(412,893)	4,168,219

During the six month periods ended September 30, 2022 and 2021, the Group had no impairment.

11.Property and equipment, net

Property and equipment consisted of the following:

	As of
	September 30, 2022	March 31, 2022
Server hardware	$19,406,241	$21,703,857
Vehicles	205,136	229,424
	19,611,377	21,933,281
Less: accumulated depreciation	(12,000,901)	(11,234,271)
Property and equipment, net	$7,610,476	$10,699,010

During the six month periods ended September 30, 2022 and 2021, the Group had no impaired or pledged property and equipment.

Additions to property and equipment for the six month periods ended September 30, 2022 and 2021 were nil and $653,189, respectively. Disposals of property and equipment for the six months ended September 30, 2022 and 2021 were nil and $58,797.

Depreciation expenses were $2,045,964 and $ 2,051,081 for the six months periods ended September 30, 2022 and 2021, respectively.

12.Intangible assets, net

Intangible assets consisted of the following:

	As of
	September 30, 2022	March 31, 2022
Software	$6,016,013	$6,073,217
Courseware	29,071,150	32,954,121
Copyrights	11,681,456	13,275,393
	46,768,619	52,302,731
Less: accumulated amortization	(36,237,781)	(36,970,335)
Intangible assets, net	$10,530,838	$15,332,396

For the six month periods ended September 30, 2022 and 2021, the Group had no impaired or pledged intangible assets.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Additions to intangible assets for the six month periods ended September 30, 2022 and 2021 were nil and $209,469, respectively. There were no disposals of intangible assets for the six months ended September 30, 2022 and 2021.

Amortization expenses were $3,327,665 and $3,948,391 for the six months periods ended September 30, 2022 and 2021, respectively. The following is a schedule, by fiscal year, of amortization amounts of intangible asset as of September 30, 2022:

2023	$2,476,172
2024	3,353,460
2025	2,604,144
2026	1,832,526
Thereafter	264,536
Total	$10,530,838

13. Operating Right-of-use asset, net

	March 31,	Increase/	Exchange rate	September 30,
	2022	(Decrease)	translation	2022
Shenzhen Wan	$—	$217,260	$—	$217,260
Total right-of-use assets, at cost	—	217,260	—	217,260
Less: accumulated amortization	—	(55,119)	2,425	(52,694)
Right-of-use assets, net	$—	$162,141	$2,425	$164,566

The Company recognized lease expense for the operating lease right -of-use assets Shenzhen Wan for a 2 year period over a straight line basis.

14.Accounts payable

Accounts payable consisted of the following:

	As of
	September 30, 2022	March 31, 2022
Payable to a supplier of virtual simulation software	$47,793	$77,266
Total	$47,793	$77,266

15.Accrued expenses

Accrued expenses consisted of the following:

	As of
	September 30, 2022	March 31, 2022
Accrued payroll	$778,885	$480,404
Accrued rental fee	113,461	77,777
Accrued promotion fee	19,334	51,252
Audit fee Payable	20,000	20,000
Accrued Interest	594,238	219,097
Other	11,593	13,020
Total	$1,537,511	$861,550

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

16. Operating lease liability

Operating lease liabilities consisted of the following:

	As of
	September 30,	March 31,
	2022	2022
Shenzhen Wan	$221,255	$—

Analyzed for reporting purposes as:

	As of
	September 30,	March 31,
	2022	2022
Operating Lease Liability-noncurrent	$57,852	$—
Operating Lease Liability-current	164,403	—
Total	221,255	—

The operating lease liabilities is the net present value of the remaining lease payments as of September 30, 2022 and March 31, 2022.

The discount rates used for Shenzhen Wan was 3.6500%. The weighted average remaining lease terms for operating leases was 2 years. The incremental borrowing rate for the Company ranged from 3.6500%.

For the six months ended September, 2022 and 2021, the amortized expense were $55,119 and nil, respectively. For the six months ended September, 2022 and 2021, the operating lease expenses were $105,522 and $44,221.

Maturity analysis of operating lease liabilities as of September 30, 2022 is as follows:

Discount rate at commencement	$3.6500%
One year	168,279
Two years	58,475
Total undiscounted cash flows	226,754
Total operating lease liabilities	221,255
Difference between undiscounted cash flows and discounted cash flows	$5,499

17.Long-term loans

Long-term loan consisted of the following:

	As of
	September 30,	March 31,
	2022	2022
Long-term loan	$13,241,558	$14,809,302

On January 4, 2022, the Group borrowed the amount of $13,241,558 (RMB94,012,410) through a five-year long-term loan from Fujian Xinqiao Ocean Fishery Group Co., Ltd. The annual interest rate is 6%. The Group is obligated to pay interest each year on December 30th, whereas the principal should be returned on January 3, 2027. Earlier payment is acceptable without any penalties.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

18.Revenue

Disaggregated revenue by type consisted of the following:

	For the six months ended September 30,
	2022	2021
Online VIP membership revenue	$5,284,761	$9,390,420
Online SVIP membership revenue	1,395,327	2,348,454
Technology services revenue	614,612	112,918
Total	$7,294,700	$11,851,792

19.Cost of revenue

Cost of revenue consisted of the following:

	For the six months ended September 30,
	2022	2021
Amortization expenses	$3,310,928	$3,948,391
Depreciation expenses of server hardware	2,033,556	2,051,081
Resource usage fees	766,135	806,014
Website maintenance fee	766,135	806,014
Virtual simulation fee	359,297	604,727
Raw material consumption fees	1,946	15,354
Other	98,428	23,426
Total	$7,336,425	$8,255,007

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

20.Operating expenses

Operating expenses consisted of the followings:

	For the six months ended September 30,
	2022	2021
Selling and marketing expenses:
Promotion expenses	$149,820	$373,535
Telecommunications service fees	40,325	152,832
Union pay service charges	37,684	93,578
Employee compensation	41,438	88,323
Employee benefit expenses	9,721	11,923
	$278,988	$720,191

General and administrative expenses:
Employee compensation	$1,090,274	$1,399,552
Audit fee	235,500	352,100
Consulting fee	138,600	161,778
Insurance fee	44,519	95,688
Attorney fee	50,501	76,045
Service fee	30,821	53,695

Employee benefit expenses	54,215	45,696
Rental fee	105,522	44,221
Entertainment	13,510	22,701
Travel and Communication expenses	15,213	17,219
Investment relationship fee	40,026	—
Amortization of intangible assets	16,737	—
Depreciation expenses of vehicles	12,408	—
Daily expenses	12,549	—
Other	2,009	24,316
	$1,862,404	$2,293,011
Operating expenses	$2,141,392	$3,013,202

21.Taxation

The Company is registered in the Cayman Islands. The Group generated substantially all of its income from its PRC operations for the six months ended September 30, 2022 and 2021.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain, and no withholding tax is imposed to any dividends and payment made to shareholders.

Hong Kong

The Company’s subsidiary Easy Skills Technology Limited is located in Hong Kong and is subject to an income tax rate of 16.5% for assessable profit earned in Hong Kong before April 2018, and an income tax rate of 8.25% for assessable profit up to HKD 2,000,000 from April 2018 onwards. The Group had no assessable profit subject to Hong Kong profit tax for the six months ended September 30, 2022 and 2021.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PRC

Income Tax

The Company’s subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008.

Dividends, interests, rent or royalties payable by the Group’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The current and deferred portions of income tax expense included in the consolidated statements of income were as follows:

	For the six months ended September 30,
	2022	2021
Current	$378,849	$550,933
Deferred	(386,961)	734
Income tax expense	$(8,112)	$551,667

The following table sets forth reconciliation between the statutory EIT rate of 25% and the effective tax for the six months ended September 30, 2022 and 2021, respectively:

	For the six months ended September 30,
	2022	2021
Income before income taxes	$(2,992,228)	$508,303
Tax rate	25%	25%
Provision for income taxes at statutory tax rate	$(748,057)	$127,076
Additional deductible of R&D expense	—	—
Effect of tax exempt entity	311,599	411,016
Effect of previous year tax filing	2,481	1,306
Effect of non-tax deductible expenses	55,935	12,269
Effect of tax loss recognized	369,930	—
Income tax expense	$(8,112)	$551,667
Deferred tax assets	$365,930	$—
Total	365,930	—

The temporary difference between the tax base and the reported amount of assets and liabilities in the financial statements for the six months ended September 30, 2021 was derived from the intangible assets recognized from the acquisition of Jisen Information. And the temporary difference in the financial statements for the six months ended September 30, 2022 was derived from the net loss of Wuxi Wangdao.

Value Added Tax (“VAT”)

The Group’s membership revenues for providing non-academic education services are subject to a simple tax method to calculate VAT at 3%. The Group’s technical service revenue is subject to a VAT rate of 6%.

Taxes payable consisted of the following:

	As of
	September 30, 2022	March 31, 2022
Income tax payable	$148,292	$81,610
VAT payable	15,724	46,035
Other tax payables	839	—
Total	$164,855	$127,645

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

22.Related parties

a)	The table below sets forth the related party and the relationship with the Company:

Name of related party	Relationship with the Company
Xiaofeng Gao	Chairman of the Board of Directors and Chief Executive Officer, 25.97% beneficial owner of the Company
Bin Fu	General Manager of Jisen Information
Hunan Medical Star Technology Co., Ltd.(Medical Star)	Joint venture

b)	The Company had the following related party balance with the related party mentioned above:

	As of
	September 30, 2022	March 31, 2022
Amounts due to Xiaofeng Gao	$89	$2,542
Amounts due to Bin Fu	39,550	44,107
Amounts due from Medical Star	59,157	—
Advance from Medical Star	2,670	—
Total	101,466	46,649

c)	The Company had the following related party transaction with the related party mentioned above:

	For the six months ended September 30,
	2022	2021
Expense paid by Xiaofeng Gao	$1,071	$1,297
Repayment to Xiaofeng Gao	3,514	252,602
Sales to Medical Star	34,693	—

The Group did not have other significant balances or transactions with its related parties for the six months ended September 30, 2022 and 2021.

23.Commitments and Contingencies

(1)Operating lease commitments

The Group’s lease consisted of operating leases for administrative office spaces in Wuxi and Shenzhen in the PRC. As of September 30, 2022, the Group had no obligation under long-term financing lease requiring minimum rentals. As of September 30, 2022, the Group did not have additional operating leases that have not yet commenced.

Total operating lease expenses for the six months ended September 30, 2022 were $105,522 and were recorded in general and administrative expense on the consolidated statements of operations.

As of September 30, 2022, future minimum payments under non-cancelable operating leases were as follows:

Future Lease Payments

October 2022 to September 2023	$223,914
October 2023 to September 2024	58,475
Total	$282,389

24.Subsequent events

The Group has evaluated subsequent events through January 5th, 2023 the issuance of the consolidated financial statements and noted that there are no significant subsequent events.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

25.Condensed financial information of the Company

The condensed financial information of the parent company has been prepared in accordance with SEC Regulation, using the same accounting policies as set out in the Group’s consolidated financial statements.

Condensed balance sheets

	As of
	September 30, 2022	March 31, 2022
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$1,515,204	$2,622,624
Deferred expenses	14,875	48,624
Prepayments	3,776,314	148,355
Investment in subsidiaries and VIE	38,047,177	48,796,630
TOTAL ASSETS	$43,353,570	$51,616,233
Amounts due to related parties	20,000	2,443
Amounts due to subsidiaries and VIE	—	967,522
Accrued expenses	671,133	382,983
TOTAL LIABILITIES	$691,133	$1,352,948
Shareholders’ equity
Ordinary shares, par value $0.0002 per share, 500,000,000 shares authorized; 14,900,000 and 14,900,000 shares issued and outstanding as of September 30, 2022 and March 31, 2022, respectively	2,980	2,980
Additional paid-in capital	18,055,407	18,055,407
Statutory reserve	745,590	745,590
Accumulated profits	26,034,769	29,018,885
Accumulated other comprehensive income	(2,176,309)	2,440,423
Total shareholders’ equity	$42,662,437	$50,263,285

Condensed statements of income (unaudited)

	For the six months ended September 30,
	2022	2021
Revenue	$—	$—
Cost of revenue	—	—
Gross profit	—	—
Operating expenses:
General and administrative expenses	$(1,245,367)	$(1,587,311)
Share of profit in subsidiaries and VIE	(1,737,721)	1,600,703
Others, net	(1,028)	(56,756)
(Loss)/Income before income tax provision	(2,984,116)	(43,364)
Provision for income tax	—	—
Net (loss)/profit	$(2,984,116)	$(43,364)

Condensed statements of comprehensive income (unaudited)

	For the six months ended September 30,
	2022	2021
Net (loss)/income	$(2,984,116)	$(43,364)
Other comprehensive income	(4,616,732)	529,906
Total comprehensive income	$(7,600,848)	$486,542

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed cash flow

	For the six months ended
	September 30,
	2022	2021
Net cash (used by) / provided by operating activities	$(862,420)	$3,468,883
Net cash used in investing activities	(245,000)	(2,020,000)
Net cash provided by financing activities	—	—
Net cash (outflow) / inflow	$(1,107,420)	$1,448,883

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE.

The parent company records its investment in its subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries and VIE” and their respective profit or loss as “Share of profit in subsidiaries and VIE” on the condensed statements of income. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in subsidiaries and VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary and VIE or is otherwise committed to provide further financial support. If the subsidiaries and VIE subsequently report net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.